Exhibit 1

MINUTES OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

MERUS N.V.

JULY 20, 2018

Minutes of the annual general meeting of shareholders of Merus N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its corporate seat at Utrecht, the Netherlands (the “Company”), held on July 20, 2018 at 08:00am CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the “Meeting”).

The Meeting was attended by Ms. Anne Noordzij, the Company’s Head of Legal Europe, Mr. Jules van de Winckel, acting deputy civil law notary and legal counsel of the Company and Mr. Arief Roelse, legal counsel to the Company.

The Meeting had been convened with due observance of all relevant provisions of applicable law and the Company’s articles of association.

At the Meeting, 3,925,661 shares in the Company’s capital were represented, representing 17.35% of the Company’s issued share capital.

The attendees of the Meeting indicated that they had no questions or comments with respect to the items included on the agenda for the Meeting.

Agenda item 11 (Approval of amendment to awards granted under the company’s 2010 employee option plan) was not put to a vote as the requisite quorum was not represented at the Meeting. After having put all remaining voting items on the agenda for the Meeting to a vote, it was concluded that all such remaining voting items on the agenda were passed by the requisite majority.

The Meeting was closed.

(signature page follows)

Signature page to the minutes of the annual general meeting of Merus N.V. held on July 20, 2018

/s/ A. Noordzij	/s/ A. Roelse
A. Noordzij	A. Roelse
Chairman	Secretary